Exhibit 21

List of subsidiaries:

1.	Orcel, LLC - a limited liability company formed in Delaware.

2.	Hapto Biotech, Inc. - incorporated in Delaware.

3.	Hapto Biotech (Israel) Ltd. - incorporated in Israel.